SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
*

WashingtonFirst Bankshares, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

940730104
(CUSIP Number)

December 21, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 940730104	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Endicott Opportunity Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 602,897
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 602,897
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 602,897
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 940730104	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Endicott Management Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 602,897
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 602,897
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 602,897
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 940730104	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON W.R. Endicott III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 602,897
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 602,897
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 602,897
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 940730104	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Wayne K. Goldstein (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 602,897
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 602,897
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 602,897
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 940730104	13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Robert I. Usdan (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 602,897
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 602,897
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 602,897
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 940730104	13G	Page 7 of 11 Pages

Item 1 (a).	NAME OF ISSUER

The name of the issuer is WashingtonFirst Bankshares, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 11921 Freedom Drive, Suite 250, Reston, Virginia 20190.

Item 2 (a).	NAME OF PERSON FILING

This statement is filed by:

(i)	Endicott Opportunity Partners III, L.P., a Delaware limited partnership ("EOP III"), with respect to Shares directly owned by EOP III;

(ii)	W.R. Endicott III, L.L.C. a Delaware limited liability company ("WR III LLC") and general partner of EOP III, with respect to Shares directly owned by EOP III;

(iii)	Endicott Management Company, a Delaware S-Corporation ("EMC") and Investment Manager to EOP III, with respect to Shares directly owned by EOP III;

(iv)	Wayne K. Goldstein ("Mr. Goldstein"), who serves as a Co-President and a director of EMC and a managing member of WR III LLC, with respect to Shares directly owned by EOP III; and

(v)	Robert I. Usdan ("Mr. Usdan"), who serves as a Co-President and a director of EMC and a managing member of WR III LLC, with respect to Shares directly owned by EOP III.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the principal business offices of each of: (i) EOP III; (ii) WR III LLC; (iii) EMC; (iv) Mr. Goldstein; and (v) Mr. Usdan is 360 Madison Avenue, 21st Floor, New York, NY 10017.

Item 2(c).	CITIZENSHIP
EOP III - a Delaware limited partnership WR III LLC - a Delaware limited liability company EMC - a Delaware S-Corporation Mr. Goldstein - United States Mr. Usdan - United States

CUSIP No. 940730104	13G	Page 8 of 11 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, par value $0.01 (the "Shares")

Item 2(e).	CUSIP NUMBER
940730104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________________________________________

Item 4.	OWNERSHIP

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The Company communicated to EMC on December 26, 2012, that the total number of outstanding shares of Common Stock as of December 26, 2012 was 6,122,779.  The percentage used herein and in the rest of the Schedule 13G are based upon such number of shares of Common Stock outstanding.

CUSIP No. 940730104	13G	Page 9 of 11 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

EOP III is a private investment partnership, the general partner of which is WR III LLC. As the general partner of EOP III, WR III LLC has the power to vote and dispose of the securities owned by EOP III and, accordingly, may be deemed the "beneficial owner" of such securities.

The managing members of WR III LLC are Mr. Goldstein and Mr. Usdan.

EMC, the Investment Manager of EOP III has the power to vote and direct the disposition of the proceeds from the sale of the shares of Common Stock owned by EOP III, and accordingly may be deemed the "beneficial owner" of such shares of Common Stock.

The limited partners and the general partners of EOP III have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of EOP III in accordance with their ownership interests in such entities.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
See Item 2 and Exhibit 1.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 940730104	13G	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE:  December 31, 2012

ENDICOTT OPPORTUNITY PARTNERS III, L.P.
BY: W.R. Endicott III, L.L.C.
its general partner

BY:	/s/ Wayne K. Goldstein
Wayne K. Goldstein
Managing Member

W.R. ENDICOTT III, L.L.C.

BY:	/s/ Wayne K. Goldstein
Wayne K. Goldstein
Managing Member

ENDICOTT MANAGEMENT COMPANY

BY:	/s/ Wayne K. Goldstein
Wayne K. Goldstein
Authorized Signatory

WAYNE K. GOLDSTEIN, INDIVIDUALLY

BY:	/s/ Wayne K. Goldstein
Wayne K. Goldstein

ROBERT I. USDAN, INDIVIDUALLY

BY:	/s/ Wayne K. Goldstein
Wayne K. Goldstein

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE:  December 31, 2012

ENDICOTT OPPORTUNITY PARTNERS III, L.P.
BY: W.R. Endicott III, L.L.C.
its general partner

BY:	/s/ Wayne K. Goldstein
Wayne K. Goldstein
Managing Member

W.R. ENDICOTT III, L.L.C.

BY:	/s/ Wayne K. Goldstein
Wayne K. Goldstein
Managing Member

ENDICOTT MANAGEMENT COMPANY

BY:	/s/ Wayne K. Goldstein
Wayne K. Goldstein
Authorized Signatory

WAYNE K. GOLDSTEIN, INDIVIDUALLY

BY:	/s/ Wayne K. Goldstein
Wayne K. Goldstein

ROBERT I. USDAN, INDIVIDUALLY

BY:	/s/ Wayne K. Goldstein
Wayne K. Goldstein